Exhibit 99.1

LETTER TO UNITHOLDERS

OVERVIEW

After challenging market conditions in the beginning of the year, we began to see improvements toward the end of the second quarter of 2009.  The Dow Jones Industrial Average increased by 9%, erasing the lion’s share of its losses year-to-date, and spreads in the credit markets continued to tighten, signalling a view that the economy has bottomed out.  Against this backdrop, we saw indications that the timber market is beginning to stabilize, both domestically and in Asia.  Although the timing and magnitude are still uncertain, we look forward to participating in this next phase of economic recovery.

During the quarter, Brookfield Infrastructure posted adjusted net operating income (“ANOI”) of $76.0 million, compared to $16.4 million in the second quarter of 2008.  Adjusting for the $68.2 million after-tax gain from the sale of our Brazilian transmission investment, TBE, the decline in our results reflected depressed timber market conditions, which offset another strong performance from our transmission business.  Additionally, we are pleased to report that we successfully renewed our credit facility and completed the sale of TBE during the quarter.  With a strengthened balance sheet, Brookfield Infrastructure is poised to take advantage of attractive investment opportunities that we are seeing in the marketplace.

OPERATIONS

Timber

For the quarter, ANOI from our timber business decreased $6.8 million, compared with the comparable period in 2008.   In the first four months of 2009, United States lumber production as a percentage of practical capacity averaged 56% versus 72% in the same period last year.  The impact of soft demand from the lumber market more than offset improved pricing for whitewoods during the quarter.  Driven by increased demand primarily from Korea, whitewood prices in certain export markets neared the peaks experienced in the U.S. market in the summers of 2006 and 2007.  Overall, however, the weighted average selling price for our timber products decreased 14% for the quarter, compared to the prior year.  In response to the weak price environment, we implemented our plan to reduce harvest levels in order to preserve inventory value.  As a result, our sales volumes decreased by 34% year-over-year.  Additionally, we further downsized our cost structure, reducing our proportionate share of fixed costs by $1.2 million on an annualized basis across our timber operations.   The benefits of these initiatives will be increasingly evident in the coming quarters.

While timber market conditions were very weak at the beginning of the quarter, we saw encouraging signs that log prices have bottomed out and are beginning to stabilize.  In the U.S., the inventory of new homes declined to 281,000 units, which is consistent with long-term historical average levels and less than 50% of peak levels found in late 2006 and 2007.  With this reduction in inventory, housing starts were flat in the second quarter versus the first quarter but showed the beginnings of recovery late in the quarter.  Since demand for Douglas-fir logs is driven by housing construction, prices for this product began increasing from trough levels toward the end of the quarter and into July.  Once timber markets rebound, we expect the U.S. Pacific Northwest log markets to experience the strongest recovery in terms of both demand and pricing as it has access to export markets, is home to the most efficient converting industry in the U.S., and is a supply constrained region in normal market conditions. Thus, with the location of our timberlands, we believe the decisions that we made to preserve the value of our timberlands will pay off as we participate in the recovery.

However, in the short term, unseasonably dry weather in the Pacific Northwest is threatening to cause an abnormally long fire season this year, which may force us to further curtail harvest levels and reduce sales volumes in the third quarter.

Transmission

Despite the impacts of the global recession, our transmission business continued to produce solid results.  Compared with the prior period, ANOI from this segment increased 44% in the second quarter of 2009, excluding the gain on the sale of TBE and non-recurring revenue at Transelec in the second quarter of 2008.  The increase was primarily due to higher dividends from TBE, revenue indexation and growth capital expenditures at Transelec, partially offset by a weaker Canadian dollar and, to a lesser extent, lower system demand within the province of Ontario which negatively impacted our Ontario transmission business.

Although a number of projects were deferred due to the economic climate, we continued to make progress building our transmission platform.  Transelec invested $30 million in growth capital expenditures compared to $23 million in the second quarter of 2008.  As a result of $26 million of new projects booked during the quarter, Transelec increased its backlog to $255 million.   Following quarter end, Brookfield contributed the Texas CREZ project to a Brookfield-sponsored infrastructure partnership in which Brookfield Infrastructure will own an interest.  Upon completion, we anticipate that our ownership will be approximately 15% of this project.

In July, Transelec commenced a tender offer to repurchase up to $220 million of its 2011 senior notes and retire associated currency swaps.  The purpose of the transaction is to reduce refinancing risk associated with its $465 million maturity in 2011 and extend the average life of its debt portfolio.  This tender offer is conditional upon financing, which Transelec is planning to raise by issuing bonds in the Chilean market.  Following completion of the transaction, Transelec will be the largest corporate issuer of bonds in the Chilean market, a testament to its reputation as a company that is essential to the local economy that produces very stable cash flow.

CORPORATE INITIATIVES

In addition to commencing the Transelec refinancing, we completed two significant corporate initiatives during the second quarter.  First, we closed the extension of our credit facility with a syndicate of global financial institutions.  The credit facility is comprised of a single tranche of $200 million that will be available for investments and acquisitions as well as general corporate purposes.  Second, we completed the sale of our interests in TBE.  Total after-tax proceeds from the sale were $275 million, of which $70 million was received from realized hedge gains in prior quarters.  As a result of these initiatives, we finished the quarter with liquidity of almost $300 million.  With our strong financial position and Brookfield Asset Management’s (“Brookfield”) continued commitment to help us grow our business, we believe that we have ample capacity to take advantage of opportunities that we see in the market place.

STRATEGY & OUTLOOK

As we enter the second half of the year, our first priority, as always, will be enhancing the value of our existing assets.  We believe that we have premier electricity transmission and timber operating platforms, and we continue to see opportunities to invest in these operating platforms to create value for unitholders, such as development projects to build-out the transmission grid in North America and Chile, as well as add-on timber acquisitions similar to the Hampton timberlands acquisition that we completed at the end of last year.  As the economy begins its recovery, credit markets continue to strengthen, and banks are increasing the amount of credit they are willing to extend.  We believe these factors will lead to an attractive acquisition environment.  Thus, we are also selectively pursuing opportunities to expand into new operating platforms.

In North America, we are primarily focusing on the utility and energy infrastructure sectors.  Our strategy is to identify companies that have very strong franchises due to a combination of their regulatory frameworks, geographic location and scale of existing asset base.  Because of the strength of their franchises, these companies earn attractive returns on investments in expansion projects.  In particular, we are targeting companies that are well-positioned to participate in the build- out of infrastructure as North America increases its emphasis on clean energy.  With Brookfield’s development capability, we believe that we can help these companies execute their growth plans to deliver attractive returns for our unitholders.  In South America we are focusing on a broader range of opportunities.  Our strategy is to leverage Brookfield’s unique relationships with the local construction and concession companies that predominantly own infrastructure assets in these countries.  We believe this will enable us to originate proprietary transactions similar to our TBE deal.  Finally, we are seeing a few opportunities to invest in over-levered infrastructure companies that have strong underlying assets.  A hallmark of Brookfield’s success over many years has been to utilize its expertise in structuring and leading recapitalizations to acquire high quality assets at good value.

As we enter the second half of the year, we are hopeful that the economy has begun to transition to recovery.  We believe that we are well positioned to benefit from the recovery and look forward to updating you on our progress in coming quarters.

Sincerely,

“signed”

Samuel Pollock
Chief Executive Officer
Brookfield Infrastructure Group Corp.

August 5, 2009

Note: This Letter to Unitholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “planning”, “can”, “expect”, “opportunities”, “believe”, “will”, “continue”, ”backlog”, ”would”, “anticipate”, “strategy”, “enable”, “can”,   derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this Letter to Unitholders include statements about the recovery of demand and pricing in the U.S. Pacific Northwest timber markets, the future pay off of our decision to preserve the land value of our timberlands, curtailing harvest levels and reducing sales in the third quarter as a result of the abnormally long fire season,  the ability to capitalize on investment opportunities and complete acquisitions, Brookfield Infrastructure’s participation in the Texas transmission project awarded to Brookfield, Transelec’s Chilean bond issue and its completion, Transelec’s capital expenditure project backlog, the availability of funds under our revolving credit facility, the creation of an attractive acquisition environment, fulfilling our acquisition strategies, executing on our growth plans, delivering attractive returns for unitholders, originating proprietary transactions similar to TBE, benefitting from the economic recovery and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this Letter to Unitholders. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this Letter to Unitholders include general economic conditions in the U.S. and elsewhere, which may impact the markets for timber, the U.S. housing market, changes in inflation rates in the U.S. and elsewhere, foreign exchange rates, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing, the market for electricity transmission in Chile, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, regulatory risks and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent annual report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.